FRANK J. HARITON · ATTORNEY - AT - LAW

1065 Dobbs Ferry Road · White Plains · New York 10607 · (Tel) (914) 674-4373 · (Fax) (914) 693-2963 · (e-mail) hariton@sprynet.com

June 6, 2013

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn.:

Jennifer Thompson,

Accounting Branch Chief

Re:

Liberty Gold Corp. (the “Company”)

Form 10-K for Fiscal Year Ended March 31, 2012

Filed July 16, 2012

File No. 000-54512

Ladies and Gentlemen:

I am corporate counsel to and Secretary of the Company.  This letter responds to your letter dated May 22, 2013.

Item 1A. Risk Factors page 17

1. We note your responses to comments 1 and 2 from our letter dated April 30, 2013. Considering your statements indicating that you have not verified the information disclosed on your company website, that feasibility work has not been performed on your property, that the values disclosed on your company website were estimated, and that no formal process was employed to determine the values, it appears the information is not reliable. Please explain why this information in current form is advertised on your company website and how this is not misleading to investors. Based on your response we may have additional comments.

Please note that we have now disabled our website in order to amend the content as to remove all references to valuations.  Once all valuations etc have been removed, we will reload our website to function normally.  With the valuations being removed, we believe that the comment is now moot.

As Secretary of the Company I acknowledge on behalf of the Company that:

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the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

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staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;

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and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Frank J. Hariton

Frank J. Hariton